SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-13179
CUSIP NUMBER	34354P105

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Frozen Food Express Industries, Inc. 1145 Empire Central Place Dallas, Texas 75247

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant experienced delays in completing management's assessment of the effectiveness of the registrant's internal controls over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. Management has completed its assessment but the delay in assessment and the results of the assessment have also caused delays in completing the audits of the registrant's financial statements and internal controls over financial reporting for the year ended December 31, 2004.
      Registrant's management identified in its assessment three items which it has determined to be material weaknesses as defined by the Puclic Company Accounting Oversight Board's Accounting Standard No.2. Management has concluded that it lacked sufficient controls to: (i) ensure the reconciliation of certain accrued liability accounts; (ii) ensure the proper calculation of the deferred tax liability attributable to differences in book and tax deprecitation; and (iii)prevent a presentation error in the Commitments and Contingencies note to the consoldiated financial statements.
      As a result of the delays and the assessment, registrant is unable to timely complete and file its Annual Report on Form 10-K for the year ended December 31, 2004.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Thomas G. Yetter	214	630-8090

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 16, 2005, Registrant announced its financial results for its fourth fiscal quarter and fiscal year ended December 31, 2004. A copy of the news release was furnished, but not filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 16, 2005. As announced, the statement of operations for the fiscal year ended December 31, 2004 expected to be included in the Form 10-K are expected to be consistent with the results of operations for such fiscal year as set forth in the March 16, 2005 news release. The announced revenue and net income for the fiscal year ended December 31, 2004 exceed the previously reported revenue and net income for the fiscal year ended December 31, 2003.

Frozen Food Express Industries, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By:	/s/ F. Dixon McElwee, Jr. F. Dixon McElwee, Jr. Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).